SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2020FY Q3 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 30, 2020

Item 1

Jaguar Land Rover Automotive plc Interim Report
For the three and nine month period ended
31 December 2019
Company registered number: 06477691

Contents

Management’s discussion and analysis of financial condition and results of operations

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 14 defines a series of alternative performance measures

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings (as disclosed in note 18 to the condensed consolidated financial statements).

Q3 FY20	3 months ended 31 December 2019

Q3 FY19	3 months ended 31 December 2018

YTD FY20	9 months ended 31 December 2019

YTD FY19	9 months ended 31 December 2018

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover continued to show improved performance in the third quarter with £6.4 billion of revenue and PBT of £318 million (3.3% adjusted EBIT margin) as a result of favourable mix, lower operating costs (including £154 million of Charge savings) lower depreciation and amortisation, favourable foreign exchange and favourable revaluation of commodity hedges.

Key metrics for Q3 FY20 results, compared to Q3 FY19, are as follows:

•	Retail sales of 141.2k units (including the China JV), down 2.3%, with China up 24.3%

•	Wholesales of 129.9k units (excluding the China JV), down 0.1%

•	Revenue of £6.4 billion, up 2.8%

•	PBT £318 million, compared to a pre-tax loss of £273 million (before £3.1 billion impairment in Q3 FY19)

•	PAT of £372 million, compared to an after tax loss of £3.1 billion

•	The adjusted EBITDA margin was 10.8% (7.3% in Q3 FY19) and the adjusted EBIT margin was 3.3% (-2.5% in Q3 FY19)

•

Free cash flow was negative £144 million after total investment spending of £892 million and £62 million of working capital outflows. The free cash flow improved by £217 million compared to negative £361 million in Q3 FY19

Market environment

•

Despite the election resulting in a significant Conservative majority and certainty around the UK leaving the EU on 31 January 2020, uncertainty remains over the terms of a trade agreement that could be concluded in the transition period ending 31 December 2020. As a result, the Pound has appreciated but the outlook for UK GDP growth remains weak with some indications the Bank of England may cut rates. Auto industry sales were down 1.6% year on year (diesel sales down 25.2%).

•

In the US, trade tensions with China are easing following the conclusion of the phase 1 trade agreement and US economic growth remained resilient with financial markets at historical highs, however conflict between the US and Iran has caused some uncertainty and volatility. Automotive industry sales were down 2.3% year on year.

•	Growth in Europe remained low in Q3 FY20 despite modestly improved consumer spending but manufacturing activity remained weak. Despite this, auto industry sales increased 11.9% year on year.

•

China’s GDP growth remained at 6.0% in the quarter with an improvement in manufacturing activity and consumer spending ahead of the conclusion of the phase 1 trade deal recently signed with the US. Auto industry sales were still down 4.0% year on year though the rate of quarterly sales decline has been slowing since Q3 FY19.

Total automotive industry car volumes (units)

	Q3 FY20	Q3 FY19	Change (%)
China	6,198,000	6,453,400	(4.0)%
Europe (excluding UK)	2,539,778	2,270,390	11.9%
UK	448,869	456,327	(1.6)%
US	4,261,698	4,360,612	(2.3)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q3 FY20 sales volumes year-on-year performance

Total retail sales (including the China JV) were 141,222 units, down 2.3% year on year, with an encouraging recovery in China sales up 24.3% and North America also increasing (1.1%). Retail sales were down in the UK (11.9%), Overseas markets (11.5%, primarily MENA, Russia and Australia), and Europe (10.1%, largely explained by the high sales volume of the Jaguar I-PACE in the Netherlands in Q3 FY19 ahead of the reduction in tax subsidies for battery electric vehicle sales). Sales of the all new Range Rover Evoque were up significantly (30.0%) as well as the refreshed Land Rover Discovery Sport (9.2%, with sales expected to start in China in February), Land Rover Discovery (4.3%) and the Range Rover Sport (2.5%) offset by lower sales of other models, primarily Jaguar Saloons and E-PACE.

Wholesales (excluding the China JV) totalled 129,947 units, slightly down year on year (-0.1%). By region, wholesales were up in China (34.6% excluding the China JV), North America (10.3%) and in Overseas markets (0.7%) but lower in Europe (15.9%) and the UK (7.4%).

Jaguar Land Rover’s Q3 FY20 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q3 FY20	Q3 FY19	Change (%)
UK	23,134	26,257	(11.9%)
North America	40,187	39,759	1.1%
Europe	29,683	33,013	(10.1%)
China[1]	27,423	22,066	24.3%
Overseas	20,795	23,507	(11.5%)

Total JLR	141,222	144,602	(2.3%)

F-PACE	12,174	12,671	(3.9%)
I-PACE	4,612	5,625	(18.0%)
E-PACE[1]	9,581	12,048	(20.5%)
F-TYPE	1,286	1,502	(14.4%)
XE1	3,495	6,545	(46.6%)
XF1	3,709	5,643	(34.3%)
XJ	585	804	(27.2%)

Jaguar[1]	35,442	44,838	(21.0%)

Discovery Sport[1]	22,978	21,033	9.2%
Discovery	9,820	9,417	4.3%
Range Rover Evoque[1]	24,009	18,474	30.0%
Range Rover Velar	14,397	15,291	(5.8%)
Range Rover Sport	20,770	20,259	2.5%
Range Rover	13,806	15,290	(9.7%)

Land Rover[1]	105,780	99,764	6.0%

Total JLR	141,222	144,602	(2.3%)

[1]

China JV retail volume in Q3 FY20 was 15,351 units, up 21.2% year on year (9,329 units of Discovery Sport, 2,376 units of Evoque, 2,116 units of Jaguar XFL, 932 units of Jaguar XEL and 598 units of Jaguar E-PACE). China JV retail volume in Q3 FY19 was 12,669 units (5,568 units of Discovery Sport, 1,777 units of Evoque, 2,495 units of Jaguar XFL, 2,223 units of Jaguar XEL and 606 units of Jaguar E-PACE)

Q3 FY20 revenue and profits

For the quarter ended 31 December 2019, revenue was £6.4 billion, up 2.8% year on year, with PBT of £318 million, compared to the loss before tax of £273 million in Q3 FY19 (excluding the £3.1 billion impairment in Q3 last year), primarily reflecting:

•	Favourable mix (£29 million)

•	Higher incentive spending (-£59 million including -£25 million US residual accrual for 16 model year)

•	Lower operating costs (£170 million, including £154 million of Charge savings)

•	Lower depreciation and amortisation (£145 million)

•	Favourable FX and favourable revaluation of commodity hedges (£306 million)

Adjusted EBITDA was £688 million (10.8% margin) in Q3 FY20 compared to £456 million (7.3% margin) in Q3 last year and adjusted EBIT was £210 million (3.3% margin) compared to negative £158 million (-2.5% margin) in Q3 FY19. PAT was £372 million in the three months to 31 December 2019, compared to a loss after tax of £3.1 billion in the same quarter of last year (including the £3.1 billion impairment in Q3 last year).

YTD FY20 revenue and profits

Revenue was £17.6 billion in the 9 months to 31 December 2019 compared to £17.1 billion for the same period last year, generating PBT of £101 million (excluding £22 million of exceptional items) compared to a loss before tax of £627 million in the 9 months to December 2019 (excluding the £3.1 billion impairment in Q3 FY19). Adjusted EBITDA for the YTD FY20 was £1.7 billion (9.9% margin) compared to £1.3 billion (7.5% margin) for the YTD FY19 and the adjusted EBIT for the YTD FY20 was £227 million (1.3% margin) compared to negative £397 million (-2.3% margin) for the YTD FY19. PAT for the YTD FY20 was £70 million compared to a loss after tax of £3.4 billion for the YTD FY19 (including the £3.1 billion impairment in YTD FY19).

Cash flow, liquidity and capital resources

In Q3 FY20 free cash flow was negative £144 million after £892 million of total investment spending (including a £67 million dividend that was received from and immediately re-invested into the China JV) and £62 million of working capital outflows. The free cash outflow in Q3 FY20 represented a £217 million improvement on Q3 FY19, primarily reflecting the improved profitability and £128 million of lower investment spending year on year. Of the £892 million total investment spending £788 million was capitalised and £104 million was expensed through the income statement.

Total cash and cash equivalents, deposits and investments at 31 December 2019 stood at £3.9 billion (comprising £2.0 billion of cash and cash equivalents and £1.9 billion of short-term deposits and other investments). The cash and financial deposits include an amount of £427 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 31 December 2019, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, which combined with total cash of £3.9 billion resulted in total available liquidity of £5.8 billion.

Debt

At 31 December 2019, debt totalled £6.1 billion, including £529 million of leases accounted as debt under IFRS 16. The following table shows details of the Company’s financing arrangements as at 31 December 2019:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount	Issuer
£400m 5.000% Senior Notes due Feb 2022	400	400	—	Jaguar Land Rover Automotive plc
£400m 3.875% Senior Notes due Mar 2023	400	400	—	Jaguar Land Rover Automotive plc
£300m 2.750% Senior Notes due Jan 2021	300	300	—	Jaguar Land Rover Automotive plc
$500m 5.625% Senior Notes due Feb 2023	381	381	—	Jaguar Land Rover Automotive plc
$500m 3.500% Senior Notes due Mar 2020	381	381	—	Jaguar Land Rover Automotive plc
$500m 4.500% Senior Notes due Oct 2027	381	381	—	Jaguar Land Rover Automotive plc
€650m 2.200% Senior Notes due Jan 2024	555	555	—	Jaguar Land Rover Automotive plc
€500m 5.875% Senior Notes due Nov 2024	427	427	—	Jaguar Land Rover Automotive plc
€500m 6.875% Senior Notes due Nov 2026	427	427	—	Jaguar Land Rover Automotive plc
€500m 4.500% Senior Notes due Jan 2026	427	427	—	Jaguar Land Rover Automotive plc
$200m Syndicated Loan due Oct 2022	152	152	—	Jaguar Land Rover Automotive plc
$800m Syndicated Loan due Jan 2025	609	609	—	Jaguar Land Rover Automotive plc
£100m fleet buyback facility due Dec 2020	100	100	—	Jaguar Land Rover Limited
£625m UKEF loan due Oct 2024	625	625	—	Jaguar Land Rover Automotive plc
Other[1]	16	16	—	Various
Revolving 5 year credit facility	1,935	—	1,935	Jaguar Land Rover Automotive plc
Finance lease obligations[2]	529	529	—	Various

Subtotal	8,045	6,110	1,935

Prepaid costs	—	(36)	—
Fair value adjustments[3]	—	4	—

Total	8,045	6,078	1,935

[1]	Primarily an advance as part of a sale and leaseback transaction
[2]	Lease obligations are now accounted for as debt with the adoption of IFRS 16
[3]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 70-73 of the Annual Report 2018-19 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2018-19 are competitive business efficiency, global economic and geopolitical environment, brand positioning, environmental regulations and compliance, diesel uncertainty, unethical and prohibited business practices, IT systems and security, rapid technology change, human capital and product liability and recalls.

Acquisitions and disposals

There were no material acquisitions or disposals in Q3 FY20, however, in December the Group acquired Bowler, the UK based manufacturer of All Terrain Performance Specialist automotive business for £3 million consideration.

Off-balance sheet financial arrangements

At the end of Q3 FY20, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £379 million equivalent of receivables under a $700 million invoice discounting facility signed in March 2019.

Post balance sheet items

There were no material post balance sheet items in Q3 FY20.

Related party transactions

Related party transactions for Q3 FY20 are disclosed in note 26 to the condensed consolidated financial statements disclosed on page 31 of this Interim Report. There have been no material changes in the related party transactions described in the latest Annual Report.

Employees

At the end of Q3 FY20, Jaguar Land Rover employed 38,778 people worldwide, including agency personnel, compared to 43,507 at the end of Q3 FY19. On 30 January 2020, it was announced that Professor Sir Ralf Speth will retire from his current role as Executive Director and Chief Executive Officer of Jaguar Land Rover at the end of his contract term in September 2020 and will take the role of Non-Executive Vice Chairman. A search committee will identify a suitable successor to be announced in the coming months.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director
Natarajan Chandrasekaran	Chairman	2017

Prof Sir Ralf D Speth	Chief Executive Officer and Director	2010

Andrew M. Robb	Director	2009

Nasser Mukhtar Munjee	Director	2012

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

Condensed Consolidated Income Statement

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Revenue	5	6,398	6,223	17,558	17,080
Material and other cost of sales		(4,141)	(4,056)	(11,142)	(10,981)
Employee costs*	4	(655)	(721)	(1,942)	(2,158)
Other expenses*	4	(1,265)	(1,433)	(3,926)	(4,061)
Exceptional items	4	—	(3,122)	(22)	(3,122)
Engineering costs capitalised	6	344	391	1,036	1,235
Other income		71	7	112	107
Depreciation and amortisation		(453)	(598)	(1,420)	(1,699)
Foreign exchange gain/(loss) and fair value adjustments		77	(49)	26	(120)
Finance income	7	16	11	41	26
Finance expense (net)	7	(49)	(32)	(148)	(73)
Share of (loss)/profit of equity accounted investments		(25)	(16)	(94)	17

Profit/(loss) before tax		318	(3,395)	79	(3,749)

Income tax credit/(charge)	12	54	266	(9)	309

Profit/(loss) for the period		372	(3,129)	70	(3,440)

Attributable to:
Owners of the Company		372	(3,131)	69	(3,444)
Non-controlling interests		—	2	1	4

*	‘Employee costs’ and ‘Other expenses’ exclude the exceptional items explained in note 4.

The notes on pages 12 to 31 are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Nine months ended
(£ millions)	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Profit/(loss) for the period	372	(3,129)	70	(3,440)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	47	(46)	(153)	103
(Loss)/gain on effective cash flow hedges of inventory	(260)	39	(129)	90
Income tax related to items that will not be reclassified	31	(4)	43	(41)

	(182)	(11)	(239)	152

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	856	(143)	734	(178)
Currency translation differences	(41)	21	(22)	17
Income tax related to items that may be reclassified	(147)	25	(132)	32

	668	(97)	580	(129)

Other comprehensive income/(expense) net of tax	486	(108)	341	23

Total comprehensive income/(expense) attributable to shareholders	858	(3,237)	411	(3,417)

Attributable to:
Owners of the Company	858	(3,239)	410	(3,421)
Non-controlling interests	—	2	1	4

The notes on pages 12 to 31 are an integral part of these consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	31 December 2019	31 March 2019	31 December 2018 restated*
Non-current assets
Investments		423	546	533
Other financial assets	9	397	170	253
Property, plant and equipment	13	6,624	6,492	6,337
Intangible assets	13	6,145	5,627	5,631
Right-of-use assets		568	-	-
Other non-current assets	11	91	83	173
Deferred tax assets		544	512	477

Total non-current assets		14,792	13,430	13,404

Current assets
Cash and cash equivalents		1,991	2,747	1,660
Short-term deposits and other investments		1,910	1,028	796
Trade receivables		836	1,362	1,229
Other financial assets	9	347	314	424
Inventories	10	3,348	3,608	4,168
Other current assets	11	550	570	732
Current tax assets		12	10	10

Total current assets		8,994	9,639	9,019

Total assets		23,786	23,069	22,423

Current liabilities
Accounts payable		5,959	7,083	6,322
Short-term borrowings	18	629	881	583
Other financial liabilities	15	981	1,042	1,147
Provisions	16	863	988	798
Other current liabilities	17	636	664	802
Current tax liabilities		113	94	79

Total current liabilities		9,181	10,752	9,731

Non-current liabilities
Long-term borrowings	18	4,920	3,599	4,055
Other financial liabilities	15	689	310	320
Provisions	16	1,278	1,140	1,131
Retirement benefit obligation	22	764	667	295
Other non-current liabilities	17	521	521	495
Deferred tax liabilities		101	101	180

Total non-current liabilities		8,273	6,338	6,476

Total liabilities		17,454	17,090	16,207

Equity attributable to shareholder
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	20	4,657	4,305	4,541

Total equity attributable to shareholder		6,325	5,973	6,209

Non-controlling interests		7	6	7

Total equity		6,332	5,979	6,216

Total liabilities and equity		23,786	23,069	22,423

*	See note 2 for details of the restatement due to changes in accounting policies

The notes on pages 12 to 31 are an integral part of these consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 31 January 2020.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2019	1,501	167	4,305	5,973	6	5,979
Adjustment on initial application of IFRS 16 (net of tax)	—	—	(23)	(23)	—	(23)

Adjusted balance at 1 April 2019	1,501	167	4,282	5,950	6	5,956

Profit for the period	—	—	69	69	1	70
Other comprehensive income for the period	—	—	341	341	—	341

Total comprehensive income	—	—	410	410	1	411

Amounts removed from hedge reserve and recognised in inventory	—	—	(43)	(43)	—	(43)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	8	8	—	8

Balance at 31 December 2019	1,501	167	4,657	6,325	7	6,332

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2018	1,501	167	8,308	9,976	8	9,984
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax) restated*	—	—	(32)	(32)	—	(32)

Adjusted balance at 1 April 2018 restated*	1,501	167	8,276	9,944	8	9,952

(Loss)/profit for the period	—	—	(3,444)	(3,444)	4	(3,440)
Other comprehensive income for the period	—	—	23	23	—	23

Total comprehensive (expense)/income	—	—	(3,421)	(3,421)	4	(3,417)

Amounts removed from hedge reserve and recognised in inventory	—	—	(110)	(110)	—	(110)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	21	21	—	21
Distribution to non-controlling interest	—	—	—	—	(5)	(5)
Dividend	—	—	(225)	(225)	—	(225)

Balance at 31 December 2018 restated*	1,501	167	4,541	6,209	7	6,216

*	See note 2 for details of the restatement due to changes in accounting policies

The notes on pages 12 to 31 are an integral part of these consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Cash flows generated from operating activities
Cash generated from operations	25	788	548	1,514	271
Dividends received		67	—	67	22
Income tax paid		(27)	(19)	(89)	(197)

Net cash generated from operating activities		828	529	1,492	96

Cash flows used in investing activities
Purchases of other investments		(4)	(6)	(9)	(7)
Investment in equity accounted investments		(67)	(1)	(67)	(3)
Investment in other restricted deposits		(4)	(3)	(22)	(16)
Redemption of other restricted deposits		13	11	27	26
Movements in other restricted deposits		9	8	5	10
Investment in short-term deposits and other investments		(1,492)	(462)	(2,779)	(1,582)
Redemption of short-term deposits and other investments		405	484	1,873	2,909
Movements in short-term deposits and other investments		(1,087)	22	(906)	1,327
Purchases of property, plant and equipment		(368)	(406)	(1,016)	(1,297)
Proceeds from sale of property, plant and equipment		1	1	1	2
Net cash outflow relating to intangible asset expenditure		(346)	(494)	(1,132)	(1,449)
Acquisition of subsidiary (net of cash acquired)		(3)	—	(3)	—
Finance income received		14	8	40	24

Net cash used in investing activities		(1,851)	(868)	(3,087)	(1,393)

Cash flows generated from financing activities
Finance expenses and fees paid		(64)	(52)	(179)	(138)
Proceeds from issuance of long-term borrowings		1,500	765	1,500	1,214
Proceeds from issuance of short-term borrowings		103	129	103	535
Repayment of short-term borrowings		—	(137)	(114)	(516)
Repayment of long-term borrowings		(386)	(547)	(386)	(547)
Payments of lease obligations		(17)	—	(50)	(2)
Dividends paid		—	—	—	(225)
Distribution to non-controlling interest		—	(3)	—	(3)

Net cash generated from financing activities		1,136	155	874	318

Net increase/(decrease) in cash and cash equivalents		113	(184)	(721)	(979)
Cash and cash equivalents at beginning of period		1,971	1,833	2,747	2,626
Effect of foreign exchange on cash and cash equivalents		(93)	11	(35)	13

Cash and cash equivalents at end of period		1,991	1,660	1,991	1,660

The notes on pages 12 to 31 are an integral part of these consolidated financial statements

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc (‘the Group’) have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). The balance sheet and accompanying notes as at 31 December 2018 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 19.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2019, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2019.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2019, as described in those financial statements except as described below.

Change in accounting policies

The Group has had to change its accounting policy and make modified retrospective adjustments as a result of adopting IFRS 16 ‘Leases’. The impact of the adoption of this standard and the new accounting policies are disclosed in note 2.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2019.

2	Change in accounting policies

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements which has been applied from 1 April 2019 and an additional transition adjustment and corresponding restatement of the Group’s balance sheet at 31 December 2018 on adoption of IFRS 15 Revenue from contracts with customers from 1 April 2018.

IFRS 16 Leases is effective for the year beginning 1 April 2019 for the Group. This standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases - Incentives and SIC 27 Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. Under IFRS 16, lessee accounting is based on a single model, resulting from the elimination of the distinction between operating and finance leases. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised.

The Group has elected to apply the exemptions for leases with a lease term of 12 months or less (short-term leases) and for leases for which the underlying asset is of low value. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or using another systematic basis.

The Group is applying the modified retrospective approach on transition under which the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019.

Notes (forming part of the condensed consolidated interim financial statements)

2	Change in accounting policies (continued)

The Group has elected to use the following practical expedients permitted by the Standard:

•	On initial application, IFRS 16 has only been applied to contracts that were previously classified as leases under IFRIC 4;

•

Regardless of the original lease term, lease arrangements with a remaining duration of less than 12 months will continue to be expensed to the income statement on a straight line basis over the lease term;

•	Short-term and low value leases will be exempt;

•	The lease term has been determined with the use of hindsight where the contract contains options to extend or terminate the lease;

•	The discount rate applied as at transition date is the incremental borrowing rate corresponding to the remaining lease term;

•	The measurement of a right-of-use asset excludes the initial direct costs at the date of initial application.

The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £547 million and lease liabilities of £499 million. As at the date of initial application, there is a £23 million reduction in net assets (net of tax).

IFRS 15 Revenue from contracts with customers was effective for the year beginning 1 April 2018 for the Group. The Group applied the modified retrospective application approach, which allowed the Group to recognise the cumulative effect of applying the new standard at the date of application with no restatement of the comparative periods.

During the three month period ended 31 March 2019, the Group re-assessed the impact of IFRS 15 on accounting for the cost of providing warranties to customers and determined that a proportion of service-type obligations should be recognised as a contract liability on a stand-alone selling price basis instead of as a warranty provision. In the interim financial statements for the nine months ended 31 December 2018, these obligations were recognised as a cost provision in accordance with IAS 37.

The impact of this re-assessment on the balance sheet as at 1 April 2018 on transition to IFRS 15 is as follows:

(£ millions)	Opening balance	Adjustment on initial application of IFRS 15	Adjusted opening balance
Other current liabilities	547	6	553
Other non-current liabilities	454	14	468
Provisions (current)	758	(4)	754
Provisions (non-current)	1,055	(11)	1,044
Other reserves	8,308	(5)	8,303

In order to provide comparability of these financial statements with the Group’s Annual Report for the year ended 31 March 2019, the comparative balances as at 31 December 2018 have been restated to account for these provisions as contract liabilities in accordance with IFRS 15.

The impact of this re-assessment on the balance sheet as at 31 December 2018 is as follows:

(£ millions)	31 December 2018 as reported	Impact of adjusted application of IFRS 15	31 December 2018 restated
Other current liabilities	796	6	802
Other non-current liabilities	481	14	495
Provisions (current)	802	(4)	798
Provisions (non-current)	1,142	(11)	1,131
Other reserves	4,546	(5)	4,541

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Profit/loss before tax and exceptional items	Profit/loss before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 25. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers or other external customers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

During the three month period ended 31 March 2019, the definitions of adjusted EBIT and adjusted EBITDA were amended to exclude unrealised fair value gains and losses on equity investments. The Group considers the amended APM to better measure the underlying profitability of the Group, as it aligns to the presentation of unrealised gains and losses on financial instruments in the form of equity investments with other financial instruments. Adjusted EBIT for the three and nine month periods ended 31 December 2018 prior to the change was £(159) million and £(391) million respectively. Adjusted EBITDA for the three and nine month periods ended 31 December 2018 prior to the change was £435 million and £1,291 million respectively.

During the nine month period ended 31 December 2019, the definition of ‘Free cash flow’ was amended to exclude capital payments in relation to lease obligations. Following the adoption of IFRS 16, the Group considers that the amended APM better reflects the operating cash performance of the Group. Free cash flow for the three month period ended 31 December 2018 prior to the change was £(361) million, and for the nine month period ended 31 December 2018 was £(2,659) million.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Reconciliations between these alternative performance measures and statutory reported measures are shown on the next pages.

Adjusted EBIT and Adjusted EBITDA

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Adjusted EBITDA		688	456	1,741	1,285
Depreciation and amortisation		(453)	(598)	(1,420)	(1,699)
Share of (loss)/profit from equity accounted investments		(25)	(16)	(94)	17
Adjusted EBIT		210	(158)	227	(397)

Foreign exchange gain/(loss) on derivatives		12	(11)	13	(32)
Unrealised gain/(loss) on commodities		32	(37)	(12)	(56)
Foreign exchange gain/(loss) and fair value adjustments on loans		141	(48)	33	(109)
Foreign exchange (loss)/gain on economic hedges of loans		(44)	3	(31)	8
Finance income	7	16	11	41	26
Finance expense (net)	7	(49)	(32)	(148)	(73)
Fair value (loss)/gain on equity investments		—	(1)	(22)	6
Profit/(loss) before tax and exceptional items		318	(273)	101	(627)

Exceptional items		—	(3,122)	(22)	(3,122)

Profit/(loss) before tax		318	(3,395)	79	(3,749)

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Free cash flow

	Three months ended		Nine months ended
(£ millions)	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Net cash generated from operating activities	828	529	1,492	96
Net cash used in investing activities	(1,851)	(868)	(3,087)	(1,393)

Net cash generated in operating and investing activities	(1,023)	(339)	(1,595)	(1,297)

Finance expenses and fees paid	(64)	(52)	(179)	(138)
Adjustments for
Movements in short-term deposits	1,087	(22)	906	(1,327)
Foreign exchange (loss)/gain on short-term deposits	(51)	41	(24)	92
Effect of foreign exchange on cash and cash equivalents	(93)	11	(35)	13

Free cash flow	(144)	(361)	(927)	(2,657)

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Total product and other investment

		Three months ended		Nine months ended
		31 December	31 December	31 December	31 December
(£ millions)	Note	2019	2018	2019	2018
Purchases of property, plant and equipment		368	406	1,016	1,297
Net cash outflow relating to intangible asset expenditure		346	494	1,132	1,449
Research and development expensed	6	104	113	301	325
Acquisition of subsidiary		3	—	3	—
Purchases of other investments		4	6	9	7
Investment in equity accounted investments		67	1	67	3

Total product and other investment		892	1,020	2,528	3,081

Total cash and cash equivalents, deposits and investments

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018
Cash and cash equivalents	1,991	2,747	1,660
Short-term deposits and other investments	1,910	1,028	796

Total cash and cash equivalents, deposits and investments	3,901	3,775	2,456

Available liquidity

As at (£ millions)	Note	31 December 2019	31 March 2019	31 December 2018
Cash and cash equivalents		1,991	2,747	1,660
Short-term deposits and other investments		1,910	1,028	796
Committed undrawn credit facilities	18	1,935	1,935	1,935

Available liquidity		5,836	5,710	4,391

Retails and wholesales

	Three months ended		Nine months ended
	31 December	31 December	31 December	31 December
Units	2019	2018	2019	2018
Retail sales	141,222	144,602	398,790	419,999

Wholesales*	129,947	130,016	355,261	356,421

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q3 QTD FY20: 15,437, Q3 QTD FY19: 11,533, Q3 YTD F20: 43,162 Q3 YTD FY19: 47,343 units

Notes (forming part of the condensed consolidated interim financial statements)

4	Exceptional items

The exceptional item recognised in the nine month period ended 31 December 2019 comprises £22 million relating to the Group restructuring program that was announced and commenced during the year ended 31 March 2019.

The exceptional items recognised in the three and nine month periods ended 31 December 2018 comprise:

•	An impairment charge of £3,105 million following an impairment exercise in accordance with IAS 36.

•

A past service cost of £17 million following a high court ruling in October 2018 that pension schemes are required to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension (‘GMP’) earned between 17 May 1990 and 5 April 1997. The Group historically made no assumptions for GMP and therefore considered the change to be a plan amendment.

The table below sets out the exceptional item recorded in the periods and the impact on the consolidated income statement if this item was not disclosed separately as an exceptional item.

Nine months ended 31 December 2019 (£ millions)	Employee costs
As reported	1,942
Impact of:
Restructuring costs	22

Including exceptional items	1,964

Nine months ended 31 December 2018 (£ millions)	Employee costs	Other expenses
As reported	2,158	4,061
Impact of:
Group impairment	—	3,105
Pension past service cost	17	—

Including exceptional items	2,175	7,166

Three months ended 31 December 2018 (£ millions)	Employee costs	Other expenses
As reported	721	1,433
Impact of:
Group impairment	—	3,105
Pension past service cost	17	—

Including exceptional items	738	4,538

Notes (forming part of the condensed consolidated interim financial statements)

5	Disaggregation of revenue

The table below provides a further breakdown of the revenue from continuing operations:

	Three months ended		Nine months ended
(£ millions)	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Revenue recognised for sales of vehicles, parts and accessories	6,233	6,184	17,223	16,835
Revenue recognised for services transferred	72	63	221	182
Revenue - other	215	170	607	750

Total revenue excluding realised revenue hedges	6,520	6,417	18,051	17,767

Realised revenue hedges	(122)	(194)	(493)	(687)

Total revenue	6,398	6,223	17,558	17,080

6	Research and development

	Three months ended		Nine months ended
(£ millions)	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Total research and development costs incurred	448	504	1,337	1,560
Research and development expensed	(104)	(113)	(301)	(325)

Engineering costs capitalised	344	391	1,036	1,235

Interest capitalised in engineering costs capitalised	30	27	79	77
Research and development grants capitalised	(10)	(17)	(30)	(73)

Total internally developed intangible additions	364	401	1,085	1,239

7	Finance income and expense

	Three months ended		Nine months ended
(£ millions)	31 December 2019	31 December 2018	31 December 2019	31 December 2018
Finance income	16	11	41	26

Total finance income	16	11	41	26

Total interest expense on financial liabilities measured at amortised cost	(73)	(57)	(211)	(148)
Interest income on derivatives designated as a fair value hedge of financial liabilities	—	1	2	4
Unwind of discount on provisions	(8)	(6)	(23)	(19)
Interest capitalised	32	30	84	90

Total finance expense (net)	(49)	(32)	(148)	(73)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the nine month period ended 31 December 2019 was 4.1% (nine month period ended 31 December 2018: 4.1%).

Notes (forming part of the condensed consolidated interim financial statements)

8	Allowances for trade and other receivables

(£ millions)	Nine months ended 31 December 2019	Year ended 31 March 2019	Nine months ended 31 December 2018
At beginning of period/year	12	50	50
Charged during the period/year	6	4	5
Receivables written off as uncollectable during the period/year	(2)	(41)	(1)
Unused amounts reversed during the period/year	(1)	2	—
Foreign currency translation	—	(3)	(3)

At end of period/year	15	12	51

9	Other financial assets

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018
Non-current
Warranty reimbursement and other receivables	102	104	108
Restricted cash held as security	8	6	6
Derivative financial instruments	281	54	127
Other	6	6	12

Total other non-current financial assets	397	170	253

Current
Warranty reimbursement and other receivables	95	88	86
Restricted cash	3	11	2
Derivative financial instruments	164	133	238
Accrued income	43	44	31
Other	42	38	67

Total other current financial assets	347	314	424

10	Inventories

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018
Raw materials and consumables	113	130	120
Work-in-progress	409	369	355
Finished goods	2,812	3,117	3,712
Inventory basis adjustment	14	(8)	(19)

Total inventories	3,348	3,608	4,168

11	Other assets

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018
Non-current
Prepaid expenses	6	83	85
Other	85	—	88

Total non-current other assets	91	83	173

Current
Recoverable VAT	238	301	442
Prepaid expenses	191	156	180
Research and development credit	110	113	110
Other	11	—	—

Total current other assets	550	570	732

Notes (forming part of the condensed consolidated interim financial statements)

12	Taxation

Recognised in the income statement

Income tax for the three and nine month periods ended 31 December 2019 and 31 December 2018 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

13	Capital expenditure

Capital expenditure in the nine month period to 31 December 2019 was £897 million (nine month period to 31 December 2018: £1,296 million) on property, plant and equipment and £1,170 million (nine month period to 31 December 2018: £1,306 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no material disposals or changes in the use of assets.

14	Intangibles

Impairment testing

The directors are of the view that the operations of the Group represent a single cash-generating unit (‘CGU’). In the three month period ended 31 December 2018 the directors assessed the recoverable amount of the CGU due to changes in market conditions especially in China, technology disruptions and rising cost of debt as the higher of Fair Value Less Cost of Disposal (‘FVLCD’) and Value in Use (‘VIU’) of the relevant assets of the CGU. This resulted in an exceptional impairment charge of £3,105 million being recognised within ‘Other expenses’. The impairment loss was allocated on a pro-rated basis with £1,548 million allocated against tangible assets and £1,557 million allocated against intangible assets.

15	Other financial liabilities

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018
Current
Lease obligations	73	3	3
Interest accrued	65	33	62
Derivative financial instruments	345	523	602
Liability for vehicles sold under a repurchase arrangement	496	469	480
Other	2	14	—

Total current other financial liabilities	981	1,042	1,147

Non-current
Lease obligations	456	28	28
Derivative financial instruments	233	281	285
Other	—	1	7

Total non-current other financial liabilities	689	310	320

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018 restated*
Current
Product warranty	727	694	661
Legal and product liability	105	154	116
Provision for residual risk	9	9	9
Provision for environmental liability	6	14	8
Other employee benefits obligations	10	13	4
Restructuring	6	104	—

Total current provisions	863	988	798

Non-current
Product warranty	1,101	1,048	1,045
Legal and product liability	60	43	31
Provision for residual risk	83	31	32
Provision for environmental liability	20	15	15
Other employee benefits obligations	14	3	8

Total non-current provisions	1,278	1,140	1,131

*See note 2 for details of the restatement due to changes in accounting policies

(£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2019	1,742	197	40	29	16	104	2,128
Provision made during the period	809	73	72	11	40	25	1,030
Provision used during the period	(746)	(38)	(6)	(12)	(32)	(123)	(957)
Unused amounts reversed in the period	—	(67)	(12)	(2)	—	—	(81)
Impact of discounting	23	—	—	—	—	—	23
Foreign currency translation	—	—	(2)	—	—	—	(2)

Balance at 31 December 2019	1,828	165	92	26	24	6	2,141

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers specific warranties for electric vehicle battery failure and degradation in electric vehicles of up to eight years. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Notes (forming part of the condensed consolidated interim financial statements)

16	Provisions (continued)

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees.

Restructuring provision

This provision relates to amounts payable to employees under the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

17	Other liabilities

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018 restated*
Current
Liabilities for advances received	53	86	164
Ongoing service obligations	307	301	303
VAT	148	199	170
Other taxes payable	109	53	134
Other	19	25	31

Total current other liabilities	636	664	802

Non-current
Ongoing service obligations	510	504	480
Other	11	17	15

Total non-current other liabilities	521	521	495

*See note 2 for details of the restatement due to changes in accounting policies

18	Interest bearing loans and borrowings

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018
Short-term borrowings
Bank loans	145	114	191
Current portion of long-term EURO MTF listed debt	381	767	392
Other secured	103	—	—

Total short-term borrowings	629	881	583

Long-term borrowings
EURO MTF listed debt	3,685	2,844	3,283
Bank loans	1,221	755	772
Other unsecured	14	—	—

Total long-term borrowings	4,920	3,599	4,055

Lease obligations	529	31	31

Total debt	6,078	4,511	4,669

Undrawn facilities

As at 31 December 2019, the Group has a fully undrawn revolving credit facility of £1,935 million (31 March 2019: £1,935 million, 31 December 2018: £1,935 million). This facility is available in full until 2022.

Notes (forming part of the condensed consolidated interim financial statements)

19	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2019.

The table below shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	31 December 2019		31 March 2019		31 December 2018
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Short-term deposits and other investments	1,910	1,910	1,028	1,028	796	796
Other financial assets - current	347	347	314	314	424	424
Other financial assets - non-current	397	397	170	170	253	253

Total financial assets	2,654	2,654	1,512	1,512	1,473	1,473

Short-term borrowings	629	628	881	877	583	579
Long-term borrowings	4,920	4,877	3,599	3,245	4,055	3,654
Other financial liabilities - current	981	981	1,042	1,042	1,147	1,147
Other financial liabilities - non-current	689	689	310	310	320	320

Total financial liabilities	7,219	7,175	5,832	5,474	6,105	5,700

Notes (forming part of the condensed consolidated interim financial statements)

20	Reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2019	(337)	(506)	(33)	5,181	4,305
Adjustment on initial application of IFRS 16 (net of tax)	—	—	—	(23)	(23)

Adjusted balance at 1 April 2019	(337)	(506)	(33)	5,158	4,282

Profit for the period	—	—	—	69	69
Remeasurement of defined benefit obligation	—	—	—	(153)	(153)
Gain on effective cash flow hedges	—	218	23	—	241
Loss on effective cash flow hedges of inventory	—	(119)	(10)	—	(129)
Income tax related to items recognised in other comprehensive income	—	(18)	(3)	26	5
Cash flow hedges reclassified to profit and loss	—	495	(2)	—	493
Income tax related to items reclassified to profit or loss	—	(94)	—	—	(94)
Amounts removed from hedge reserve and recognised in inventory	—	(55)	12	—	(43)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	10	(2)	—	8
Currency translation differences	(22)	—	—	—	(22)

Balance at 31 December 2019	(359)	(69)	(15)	5,100	4,657

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2018	(333)	(281)	(46)	8,968	8,308
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax) restated*	—	(29)	2	(5)	(32)

Adjusted balance at 1 April 2018 restated*	(333)	(310)	(44)	8,963	8,276

Loss for the period	—	—	—	(3,444)	(3,444)
Remeasurement of defined benefit obligation	—	—	—	103	103
Loss on effective cash flow hedges	—	(882)	(2)	—	(884)
Gain/(loss) on effective cash flow hedges of inventory	—	95	(5)	—	90
Income tax related to items recognised in other comprehensive income	—	148	1	(24)	125
Cash flow hedges reclassified to profit and loss	—	700	6	—	706
Income tax related to items reclassified to profit or loss	—	(133)	(1)	—	(134)
Amounts removed from hedge reserve and recognised in inventory	—	(125)	15	—	(110)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	24	(3)	—	21
Currency translation differences	17	—	—	—	17
Dividend	—	—	—	(225)	(225)

Balance at 31 December 2018 restated*	(316)	(483)	(33)	5,373	4,541

*	See note 2 for details of the restatement due to changes in accounting policies

21	Dividends

During the three month periods ended 31 December 2019 and 31 December 2018, no ordinary share dividends were proposed.

During the nine month period ended 31 December 2019 no ordinary share dividends were proposed. During the nine months ended 31 December 2018, an ordinary share dividend of £225 million was proposed and paid.

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

(£ millions)	Nine months ended 31 December 2019	Year ended 31 March 2019	Nine months ended 31 December 2018
Change in defined benefit obligation
Defined benefit obligation at beginning of the period/year	8,648	8,320	8,320
Current service cost	101	158	125
Past service cost	4	42	17
Interest expense	153	216	162
Actuarial losses/(gains) arising from:
- Changes in demographic assumptions	—	(49)	—
- Changes in financial assumptions	484	544	(179)
- Experience adjustments	(143)	32	(35)
Exchange differences on foreign schemes	—	—	1
Member contributions	1	2	2
Benefits paid	(424)	(617)	(508)

Defined benefit obligation at end of period/year	8,824	8,648	7,905

Change in present value of scheme assets
Fair value of schemes’ assets at beginning of the period/year	7,981	7,882	7,882
Interest income	143	208	156
Remeasurement gains/(losses) on the return of scheme assets, excluding amounts included in interest income	188	257	(111)
Administrative expenses	(14)	(13)	(12)
Exchange differences on foreign schemes	1	—	—
Employer contributions	184	262	201
Member contributions	1	2	2
Benefits paid	(424)	(617)	(508)

Fair value of scheme assets at end of period/year	8,060	7,981	7,610

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(8,824)	(8,648)	(7,905)
Fair value of schemes’ assets	8,060	7,981	7,610

Net liability	(764)	(667)	(295)

Non-current liabilities	(764)	(667)	(295)

The range of assumptions used in accounting for the pension plans in the periods is set out below:

	Nine months ended 31 December 2019	Year ended 31 March 2019	Nine months ended 31 December 2018
Discount rate	2.1%	2.4%	2.9%
Expected rate of increase in benefit revaluation of covered employees	2.4%	2.4%	2.5%
RPI Inflation rate	3.0%	3.2%	3.2%

Notes (forming part of the condensed consolidated interim financial statements)

22	Employee benefits (continued)

For the valuations at 31 December 2019 and 31 March 2019, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 112 per cent to 118 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 112 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and a scaling factor of 84 per cent has been used for female members.

There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long-term improvements of 1.25 per cent per annum.

For the valuations at 31 December 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 113 per cent to 119 per cent for males and 102 per cent to 114 per cent for females have been used for the Jaguar Pension Plan, 108 per cent to 113 per cent for males and 102 per cent to 111 per cent for females for the Land Rover Pension Scheme, and 95 per cent for males and 85 per cent for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2017) projections with an allowance for long-term improvements of 1.25 per cent per annum.

A past service cost of £4 million has been recognised in the nine month period ended 31 December 2019 as part of the Group restructuring program that commenced in the year ended 31 March 2019.

A past service cost of £17 million was recognised in the nine month period ended 31 December 2018. This reflects a plan amendment for certain members as part of the Group restructuring programme and a past service cost following a High Court ruling in October 2018. As a result of the ruling, pension schemes are required to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension earned between 17 May 1990 and 5 April 1997. The Group historically made no assumptions for guaranteed minimum pension and therefore has considered the change to be a plan amendment.

23	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £20 million (31 March 2019: £17 million, 31 December 2018: £16 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities of £46 million (31 March 2019: £41 million, 31 December 2018: £42 million). These mainly relate to tax audits and tax litigation claims.

Notes (forming part of the condensed consolidated interim financial statements)

23	Commitments and contingencies (continued)

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,327 million (31 March 2019: £1,054 million, 31 December 2018: £973 million) and £18 million (31 March 2019: £20 million, 31 December 2018: £15 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £377 million (31 March 2019: £222 million, 31 December 2018: £224 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £103 million (31 March 2019: £nil, 31 December 2018: £nil) and trade receivables with a carrying amount of £nil (31 March 2019: £114 million, 31 December 2018: £191 million) and property, plant and equipment with a carrying amount of £nil (31 March 2019: £nil, 31 December 2018: £nil) and restricted cash with a carrying amount of £nil (31 March 2019: £nil, 31 December 2018: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd., and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital by November 2040. Of this amount, CNY 3,475 million has been contributed as at 31 December 2019. This includes a contribution of CNY 600 million made following a CNY 600 million dividend received from Chery Jaguar Land Rover Automotive Co. Ltd in October 2019. The outstanding commitment of CNY 1,525 million translates to £167 million at the 31 December 2019 exchange rate.

At each of 31 March 2019 and 31 December 2018, the outstanding commitment was CNY 2,125 million (£243 million at the respective period-end exchange rates) restated to reflect an additional CNY 1,500 million that was committed during the year ended 31 March 2017.

The Group’s share of capital commitments of its joint venture at 31 December 2019 is £71 million (31 March 2019: £151 million, 31 December 2018: £147 million) and contingent liabilities of its joint venture 31 December 2019 is £nil (31 March 2019: £nil, 31 December 2018: £nil).

24	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	31 December 2019	31 March 2019	31 December 2018 restated*
Short-term debt	702	884	586
Long-term debt	5,376	3,627	4,083

Total debt**	6,078	4,511	4,669

Equity attributable to shareholders	6,325	5,973	6,209

Total capital	12,403	10,484	10,878

*	See note 2 for details of the restatement due to changes in accounting policies
**	Total debt includes lease obligations of £529 million (31 March 2019: £31 million, 31 December 2018: £31 million).

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement

Reconciliation of profit/(loss) for the period to cash generated from operations

	Three months ended		Nine months ended
	31 December	31 December	31 December	31 December
(£ millions)	2019	2018	2019	2018
Profit/(loss) for the period	372	(3,129)	70	(3,440)
Adjustments for:
Depreciation and amortisation	453	598	1,420	1,699
Write-down of tangible assets	—	—	—	18
Loss on disposal of assets	5	8	27	12
Foreign exchange and fair value (gain)/loss on loans	(141)	48	(33)	109
Income tax (credit)/charge	(54)	(266)	9	(309)
Finance expense (net)	49	32	148	73
Finance income	(16)	(11)	(41)	(26)
Foreign exchange loss/(gain) on economic hedges of loans	44	(3)	31	(8)
Foreign exchange (gain)/loss on derivatives	(12)	11	(13)	32
Foreign exchange loss/(gain) on other restricted deposits	1	1	1	—
Foreign exchange loss/(gain) on short-term deposits and other investments	51	(41)	24	(92)
Foreign exchange loss/(gain) on cash and cash equivalents	92	(10)	35	(12)
Unrealised (profit)/loss on commodities	(32)	37	12	56
Loss on matured revenue hedges	13	5	46	5
Share of loss/(profit) from equity accounted investments	25	16	94	(17)
Fair value loss/(gain) on equity investment	—	1	22	(6)
Exceptional items	—	3,122	22	3,122
Other non-cash adjustments	—	(1)	(1)	(1)

Cash flows generated from operating activities before changes in assets and liabilities	850	418	1,873	1,215

Trade receivables	216	55	527	384
Other financial assets	(20)	7	(6)	38
Other current assets	28	(58)	12	(103)
Inventories	405	242	280	(418)
Other non-current assets	(1)	(14)	(66)	(39)
Accounts payable	(555)	(311)	(984)	(1,131)
Other current liabilities	7	152	(27)	247
Other financial liabilities	(35)	(20)	(10)	(3)
Other non-current liabilities and retirement benefit obligations	(28)	(3)	(57)	(31)
Provisions	(79)	80	(28)	112

Cash generated from operations	788	548	1,514	271

Notes (forming part of the condensed consolidated interim financial statements)

25	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2019	881	3,599	31	4,511
Adjustment on initial application of IFRS 16	—	—	499	499
Proceeds from issue of financing	103	1,500	—	1,603
Reclassification of long-term debt	146	(146)	—	—
Issue of new leases	—	—	56	56
Interest accrued	—	—	34	34
Repayment of financing	(500)	—	(84)	(584)
Foreign exchange	(1)	(29)	(7)	(37)
Arrangement fees paid	(1)	(8)	—	(9)
Fee amortisation	1	6	—	7
Bond revaluation in hedge reserve	—	(1)	—	(1)
Fair value adjustment on loans	—	(1)	—	(1)

Balance at 31 December 2019	629	4,920	529	6,078

Balance at 1 April 2018	652	3,060	19	3,731
Proceeds from issue of financing	535	1,214	—	1,749
Issue of new finance leases	—	—	14	14
Reclassification of long-term debt	392	(392)	—	—
Repayment of financing	(1,063)	—	(2)	(1,065)
Foreign exchange	66	61	—	127
Arrangement fees paid	—	(18)	—	(18)
Fee amortisation	2	4	—	6
Reclassification of long-term debt fees	(1)	1	—	—
Long-term borrowings revaluation in hedge reserve	—	119	—	119
Fair value adjustment on loans	—	6	—	6

Balance at 31 December 2018	583	4,055	31	4,669

Notes (forming part of the condensed consolidated interim financial statements)

26	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements:

Nine months ended 31 December 2019 (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	149	2	—	43
Purchase of goods	—	—	—	82
Services received	—	110	2	69
Services rendered	72	—	—	—
Trade and other receivables	41	2	—	28
Accounts payable	—	8	—	41
Interest paid	—	—	—	—
Dividend received	67	—	—	—
Dividend paid	—	—	—	—
Investments	67	—	6	—

Nine months ended 31 December 2018 (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	311	2	—	66
Purchase of goods	—	—	—	158
Services received	—	133	2	78
Services rendered	93	—	—	—
Trade and other receivables	81	1	—	32
Accounts payable	—	20	—	72
Interest paid	—	—	—	2
Dividend received	22	—	—	—
Dividend paid	—	—	—	225

Compensation of key management personnel

Nine months ended 31 December (£ millions)	2019	2018
Key management personnel remuneration	14	8